

February 7, 2008



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") **(File No. 82-3236)**, the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS-CP 018/2008**

> Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company
> (AIS099A, AIS119A and AIS139A)

> Date: February 7, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

PROCESSED

FEB 1 5 2008

THOMSON
FINANCIAL

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-6000

AIS-CP 018/2007

February 7, 2008

Subject: Notification of the Book Closing for Interest Payment of Debentures of
           the Company (AIS099A, AIS119A and AIS139A)

To: The President
      The Stock Exchange of Thailand

Refer to: 1. The Letter NO. IVS.IB 08/0457 of TMB Bank Plc. on February 6, 2008
           2. The Letter NO. IVS.IB 08/0459 of TMB Bank Plc. on February 6, 2008
           3. The Letter NO. IVS.IB 08/0461 of TMB Bank Plc. on February 6, 2008

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS099A, AIS119A and AIS139A), the detail are shown in the referenced letter.

                                                          Referenced Letter No. 1

IVS.IB 08/0457

February 6, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS099A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 1 DUE 2009 would like to announce that the registered book of AIS099A will be closed from 12.00 on February 22, 2008 for the right to receive the interest for the period # 3. AIS099A will be paid the interest on March 7, 2008 with interest rate 5.80 % from the period of September 7, 2007 to March 6, 2008 for 182 days.

IVS.IB 08/0459

February 6, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS119A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 2 DUE 2011 would like to announce that the registered book of AIS119A will be closed from 12.00 on February 22, 2008 for the right to receive the interest for the period # 3. AIS119A will be paid the interest on March 7, 2008 with interest rate 5.90 % from the period of September 7, 2007 to March 6, 2008 for 182 days.

IVS.IB 08/0461

February 6, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS139A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 3 DUE 2013 would like to announce that the registered book of AIS139A will be closed from 12.00 on February 22, 2008 for the right to receive the interest for the period # 3. AIS139A will be paid the interest on March 7, 2008 with interest rate 6.00 % from the period of September 7, 2007 to March 6, 2008 for 182 days.

February 5, 2008

RECEIVED

2008 FEB 12 P 1: 22

OFFICE OF ...

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

◆   **Stock Exchange of Thailand Filing, AIS-CP 016/2008**

 Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008. (Correction)

 Date: February 5, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-6000


AIS-CP 016/2008

February 5, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008.
            (Correction)

To: The President
         The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	8,467,200	8,999,500	9,686,700	10,138,500
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	38.322	82.111	96.628	85.523
Exercise Ratio (warrant : common share)	1 : 1.13197	1 : 1.11788	1:1.10385	1:1.06949
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008 as follows:

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	19,600	197,600	-	8,400
No. of remaining unexercised warrants (units)	402,800	6,161,800	9,676,700	9,869,800
No. of shares derived from this exercise (shares)	22,186	220,890	-	8,982
No. of remaining shares reserved for warrants (shares)	497,562	6,922,436	10,455,862*	9,996,532˙

*Amend from 10,455,826 to 10,455,862

END